Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on May 25, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated May 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
May 26, 2009		(Signature)

	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE ANNUAL GENERAL MEETING,

COMPOSITION OF THE THIRD SESSION OF

THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE,

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on 25 May 2009 (the “AGM”).

The Board hereby announces the composition of the third session of the Board and Supervisory Committee of the Company.

Final dividend of the Company for the year ended 31 December 2008 will be distributed on or before Monday, 3 August 2009.

I. VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 25 MAY 2009

The AGM was held on Monday, 25 May 2009 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China (the “PRC”).

There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 22,017,123,777 shares, representing 77.8962% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, Chairman of the Board of the Company.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		No. of Votes (%)			Total Number of Votes
		For	Against	Abstain
I. As ordinary resolutions:
1.	To consider and approve the Report of the Board of Directors of the Company for the year 2008.	22,005,276,352 (99.9462%)	386,800 (0.0018%)	11,460,625 (0.0520%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008.	22,005,412,937 (99.9468%)	247,785 (0.0011%)	11,463,055 (0.0521%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
3.	To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the year ended 31 December 2008.	21,680,117,119 (98.4693%)	388,465 (0.0018%)	336,618,193 (1.5289%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
4.	To consider and approve the profit distribution and cash dividend distribution plan of the Company for the year 2008.	22,010,441,942 (99.9697%)	457,735 (0.0021%)	6,224,100 (0.0282%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
5.	To consider and approve the remuneration of Directors and Supervisors of the Company.	22,004,693,177 (99.9435%)	5,217,095 (0.0237%)	7,213,505 (0.0328%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
6.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively, as the PRC auditor and international auditor of the Company for the year 2009 and to authorize the Board of Directors to determine their remuneration.	21,987,080,794 (99.8635%)	8,709,200 (0.0396%)	21,333,783 (0.0969%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Resolutions		No. of Votes (%)			Total Number of Votes
		For	Against	Abstain
7.	To consider and approve the resolution for the election of the Directors of the third session of Board:
	(1) to consider and approve the appointment of Mr. Yang Chao as Executive Director;	21,968,369,632 (99.7786%)	40,214,529 (0.1827%)	8,539,616 (0.0387%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(2) to consider and approve the appointment of Mr. Wan Feng as Executive Director;	21,972,828,586 (99.7988%)	35,728,415 (0.1623%)	8,566,776 (0.0389%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(3) to consider and approve the appointment of Mr. Lin Dairen as Executive Director;	21,972,833,211 (99.7988%)	35,808,180 (0.1626%)	8,482,386 (0.0386%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(4) to consider and approve the appointment of Ms. Liu Yingqi as Executive Director;	21,972,814,366 (99.7988%)	35,792,535 (0.1626%)	8,516,876 (0.0386%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(5) to consider and approve the appointment of Mr. Miao Jianmin as Non-executive Director;	21,921,840,221 (99.5672%)	82,828,195 (0.3762%)	12,455,361 (0.0566%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(6) to consider and approve the appointment of Mr. Shi Guoqing as Non-executive Director;	21,910,135,431 (99.5141%)	82,975,720 (0.3769%)	24,012,626 (0.1090%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(7) to consider and approve the appointment of Ms. Zhuang Zuojin as Non-executive Director;	21,972,581,196 (99.7977%)	36,005,715 (0.1635%)	8,536,866 (0.0388%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(8) to consider and approve the appointment of Mr. Sun Shuyi as Independent Non-executive Director;	21,993,899,598 (99.8945%)	14,683,428 (0.0667%)	8,540,751 (0.0388%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(9) to consider and approve the appointment of Mr. Ma Yongwei as Independent Non-executive Director;	22,005,418,136 (99.9468%)	3,167,020 (0.0144%)	8,538,621 (0.0388%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(10) to consider and approve Mr. Sun Changji as the Independent Non-executive Director;	22,006,268,286 (99.9507%)	2,306,880 (0.0105%)	8,548,611 (0.0388%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Resolutions		No. of Votes (%)			Total Number of Votes
		For	Against	Abstain
	(11) to consider and approve the appointment of Mr. Bruce Douglas MOORE as Independent Non-executive Director.	22,006,480,246 (99.9517%)	2,079,485 (0.0094%)	8,564,046 (0.0389%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
8.	To consider and approve the resolution for the election of the non-employee representative Supervisors of the third session of Supervisory Committee:
	(1) to consider and approve the appointment of Ms. Xia Zhihua as non-employee representative Supervisor;	21,980,629,544 (99.8342%)	29,438,853 (0.1337%)	7,055,380 (0.0321%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(2) to consider and approve the appointment of Mr. Shi Xiangming as non-employee representative Supervisor;	21,980,625,559 (99.8342%)	29,449,933 (0.1338%)	7,048,285 (0.0320%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
	(3) to consider and approve the appointment of Mr. Tian Hui as non-employee representative Supervisor.	21,984,891,829 (99.8536%)	25,179,423 (0.1144%)	7,052,525 (0.0320%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
9.	To consider and approve the resolution on the renewal of liability insurance for the Directors and senior management officers.	19,960,485,202 (90.6589%)	1,893,623,474 (8.6007%)	163,015,101 (0.7404%)	22,017,123,777
	The resolution was duly passed as an ordinary resolution.
10.	To review the Duty Report of the Independent Directors for the year 2008.
11.	To review the Report on the Status of Connected Transactions and Execution of Connected Transaction Management System of the Company for the year 2008.

Commission File Number 001-31914

Resolutions		No. of Votes (%)			Total Number of Votes
		For	Against	Abstain
II. As special resolutions:
12.	To consider and approve the proposed amendments to the Articles of Association of the Company.	22,011,339,011 (99.9737%)	700,360 (0.0032%)	5,084,406 (0.0231%)	22,017,123,777
	The resolution was duly passed as a special resolution.
13.	To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings.	22,013,206,006 (99.9822%)	679,010 (0.0031%)	3,238,761 (0.0147%)	22,017,123,777
	The resolution was duly passed as a special resolution.
14.	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors Meetings.	22,013,307,996 (99.9827%)	586,065 (0.0027%)	3,229,716 (0.0146%)	22,017,123,777
	The resolution was duly passed as a special resolution.
15.	To consider and approve the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings.	22,013,313,271 (99.9827%)	580,865 (0.0026%)	3,229,641 (0.0147%)	22,017,123,777
	The resolution was duly passed as a special resolution.
16.	To grant a general mandate to the Board of Directors to allot, issue and deal with new domestic shares and H shares provided that the respective number of shares shall not exceed 20% of the domestic shares or H shares of the Company in issue on the date of passing of this special resolution by the Company.	20,403,577,611 (92.6714%)	1,613,534,166 (7.3285%)	12,000 (0.0001%)	22,017,123,777
	The resolution was duly passed as a special resolution.

The full text of the resolutions is set out in the notice of the AGM dated 9 April 2009.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

Commission File Number 001-31914

II. ELECTION OF MEMBERS OF THE THIRD SESSION OF THE BOARD AND THE THIRD SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that, with effect from 25 May 2009, (i) Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi have been appointed as Executive Directors of the Company, (ii) Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin have been appointed as Non-executive Directors of the Company, and (iii) Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE have been appointed as Independent Non-executive Directors of the Company, except that the qualifications of Mr. Sun Changji and Mr. Bruce Douglas MOORE are still subject to the approval of China Insurance Regulatory Commission (“CIRC”). Following the approval of CIRC for the qualifications of Mr. Sun Changji and Mr. Bruce Douglas MOORE, the third session of the Board shall be held as soon as practicable to establish the relevant special sub-committees, including the audit committee, in accordance with the applicable laws, the Articles of Association of the Company and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that Ms. Xia Zhihua, Mr. Tian Hui and Mr. Shi Xiangming have been appointed as the non-employee representative Supervisors of the Company, with effect from 25 May 2009.

The Board is pleased to further announce that following the approval of the employee representative meeting of the Company held on 25 May 2009, Ms. Yang Hong and Mr. Wang Xu have been appointed as the employee representative Supervisors of the Company, with effect from 25 May 2009.

Biographical details of the newly appointed directors and supervisors are as follows:

Executive Directors:

Mr. Yang Chao, born in 1950

Mr. Yang became the Chairman of the Company in July 2005, the President of China Life Insurance (Group) Company in May 2005 and the Chairman of China Life Property and Casualty Insurance Company Limited in December 2006. Between May 2005 and January 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the Vice President of National Association of Financial Market Institutional Investors, the Chairman of the Chairmanship of China Federation of Industrial Economics, the member of Shanghai International Financial Center Construction Advisory Committee and the member of Association for Relations Across the Taiwan Straits.

Mr. Wan Feng, born in 1958

Mr. Wan became the President of the Company in September 2007, and at the same time Vice President of China Life Insurance (Group) Company and a Director of China Life Pension Company Limited. He became an Executive Director of the Company from June 2006 and served as the Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. He became a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of China Life Insurance

Commission File Number 001-31914

Asset Management Company Limited from January 2006. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and Doctorate in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 27 years of experience in the life insurance industry, and was awarded special allowance by the State Council. He is currently the Director of China Life Charity Foundation, the Deputy Director of China Association of Actuaries, the Deputy Director of Insurance Association of China, the executive Director of Insurance Institute of China and Director of China Insurance Guarantee Fund Committee.

Mr. Lin Dairen, born in 1958

Mr. Lin became an Executive Director of the Company from 27 October 2008. He served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, works in life insurance for 27 years and has accumulated extensive experience in operation and management. He is currently the executive director of Insurance Institute of China, the standing Director of the China Association for Labour Studies, the executive Director of Peking University China Center for Insurance and Social Security Research.

Ms. Liu Yingqi, born in 1958

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became the Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has over 22 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Each of Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi will enter into a service contract with the Company and their term of office shall be effective on 25 May 2009 and expire on the expiry of the term of the third session of Board, and is renewable upon re-election when it expires.

Currently, the emoluments of the Company’s executive directors are as follows: an executive director does not receive director’s fee but receive corresponding emolument in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for executive Directors. The emolument of executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board meeting and the shareholders’ general meeting.

Save as disclosed above, Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected with any directors, senior management officers or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Commission File Number 001-31914

Further, there is nothing in respect of Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Non-executive Directors:

Mr. Miao Jianmin, born in 1965

Mr. Miao Jianmin became a Non-Executive Director of the Company on 27 October 2008. Mr. Miao became the Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Insurance Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China, and was awarded special allowance by the State Council. Mr. Miao graduated from the postgraduate division of the People’s Bank of China with a major in money and banking in 1989. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Shi Guoqing, born in 1952

Mr. Shi became a Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, and the Chairman of China Life Insurance (Overseas) Co., Ltd., Chairman of China Life-CMG, Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance business.

Ms. Zhuang Zuojin, born in 1951

Ms. Zhuang became a Non-Executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, Director of China Life Insurance Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006 and a Director of China Life-CMG from June 2000. Ms. Zhuang graduated from Correspondence College of CCP School, majored in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 28 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Each of Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin will enter into a service contract with the Company, and their term of office shall be effective on 25 May 2009 and expire on the expiry of the term of the third session of Board, and is renewable upon re-election when it expires. As a non-executive Director of the Company, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin will not receive any director’s fee, committee fee or compensation from the Company.

Save as disclosed above, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected

Commission File Number 001-31914

with any directors, senior management officers or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

Independent Non-executive Directors

Mr. Sun Shuyi, born in 1940

Mr. Sun became an Independent Non-Executive Director of the Company in 2004, and concurrently serves as the Independent Director of CNOOC Offshore Oil Engineering Company Limited, the Independent Non-Executive Director of Sinotrans Limited and the Independent Non-Executive Director of Dongfeng Motor Group Company Limited. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

Mr. Ma Yongwei, born in 1942

Mr. Ma became an Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 37 years of experience in the banking industry and the insurance industry.

Mr. Sun Changji, born in 1942

From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited only and Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Commission File Number 001-31914

Mr. Bruce Douglas MOORE, born in 1949

From 2002 to 2007, Mr. MOORE was Partner in charge of Asian actuarial services for Ernst & Young. He was based in Beijing in this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2002, he was the head of international actuarial services in New York with Ernst &Young. In Tokyo, he was responsible for Japan actuarial services. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. MOORE graduated from Brown University in 1971, majoring in applied mathematics. Mr. MOORE is an FSA, FCAS, MAAA and CFA. Mr. Bruce has over 35 years of experience serving the insurance industry as an executive or a consultant.

Each of Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE will enter into a service contract with the Company, and except Mr. Sun Shuyi and Mr. Ma Yongwei, their term of office shall be effective on 25 May 2009 and expire on the expiry of the term of the third session of Board, and is renewable upon re-election when it expires. Since Mr. Sun Shuyi became the Company’s Independent Non-executive Director in June 2004 and Mr. Ma Yongwei became the Company’s Independent Non-executive Director in March 2006, in accordance with the Guidance Opinion on the Establishment of the Independent Director System in the Public Companies of China Securities Regulatory Commission, Mr. Sun Shuyi and Mr. Ma Yongwei cannot act as Independent Non-executive Director of the Company for more than six years. The Company shall elect relevant Independent Non-executive Director pursuant to applicable laws and rules when their term of office expires. As independent non-executive directors of the Company, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE will be entitled to an annual director fee to be determined by the Board with reference to their duties and responsibilities respectively and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE do not have any relationship with any directors, senior management officers or substantial or controlling shareholder of the Company. Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Further, there is nothing in respect of Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

Non-employee Representative Supervisors:

Ms. Xia Zhihua, born in 1955

Ms. Xia became a Supervisor of the Company in January 2006, and the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005. Before, Ms. Xia had 16 years work experience in the State Ministry of Finance and the economic and financial management experience. Ms. Xia graduated from department of Economics at Xiamen University in 1982 and received a BA degree in Politics and Economics. She graduated from department of Economics at Xiamen University in 1984 and received a MA degree in World Economics.

Commission File Number 001-31914

Mr. Shi Xiangming, born in 1959

Mr. Shi became the general manager of the Supervisory Department of the Company in September 2008. Mr. Shi served as General Manager and Office Director of the Supervisory Committee in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of Supervisory Department of China Life Insurance Company Limited. Mr. Shi graduated from Chemistry school of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Mr. Tian Hui, born in 1951

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Director and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute, from June 2006 to April 2008, Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

Each of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui will enter into a service contract with the Company. The term of office of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui shall be effective on 25 May 2009 and expire on the expiry of the term of the third session of Supervisory Committee, and is renewable upon re-election when it expires. Ms. Xia Zhihua and Mr. Shi Xiangming will not receive any remuneration from the Company for acting as the internal Supervisors of the Company. The annual total remuneration of Mr. Tian Hui as an external Supervisor will be RMB150,000, subject to the approvals of the board meeting and the shareholders’ general meeting.

Save as disclosed above, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui do not have any relationship with any directors, senior management officers or substantial or controlling shareholders of the Company. Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Further, there is nothing in respect of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

Employee Representative Supervisors:

Ms. Yang Hong, born in 1967

Ms. Yang became a Supervisor of the Company in October 2006, and is currently the General Manager of the Customer Service Department of the Company. From July 2003 to October 2006, Ms. Yang served as Assistant General Manager and Deputy General Manager of the Business Management Department of the Company. Ms. Yang graduated in the Computer Department of Jilin University with bachelor degree.

Mr. Wang Xu, born in 1967

Mr. Wang served as the chief of general office of the Company since April 2009. He served as deputy chief (in charge) of the general office, deputy general manager of the group life insurance sales department, and deputy chief, chief and deputy general manager of the health insurance department of the Company from January 1999 to April 2009. He also served as doctor-in-charge of the

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orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with bachelor degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.

Each of Ms. Yang Hong and Mr. Wang Xu will enter into a service contract with the Company. The term of office of Ms. Yang Hong and Mr. Wang Xu shall be effective on 25 May 2009 and expire on the expiry of the term of the third session of Supervisory Committee, and is renewable upon reelection when it expires. Ms. Yang Hong and Mr. Wang Xu will not receive any remuneration from the Company for acting as the employee representative Supervisors of the Company.

Save as disclosed above, Ms. Yang Hong and Mr. Wang Xu do not have any relationship with any directors, senior management officers or substantial or controlling shareholders of the Company. Ms. Yang Hong and Mr. Wang Xu do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Further, there is nothing in respect of Ms. Yang Hong and Mr. Wang Xu which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

III. RETIREMENT OF DIRECTOR AND SUPERVISOR OF THE COMPANY

(i) Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, the Directors of the second session of the Board, will no longer be Directors of the Company with effect from 25 May 2009. The Board expresses its sincere gratitude to Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung for their contribution to the Company made during their period of service.

(ii) Mr. Wu Weiming and Mr. Qing Ge, the Supervisors of the second session of the Supervisory Committee of the Company, will no longer be Supervisors of the Company with effect from 25 May 2009. The Supervisory Committee expresses its sincere gratitude to Mr. Wu Weiming and Mr. Qing Ge for their contribution to the Company made during their period of service.

IV. DISTRIBUTION OF FINAL DIVIDEND

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2008 to H share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.23 per share (equivalent to HK$0.261262 per share) (inclusive of applicable tax) for the year ended 31 December 2008 to H share shareholders whose names appeared on the register of members of H shares of the Company on Monday, 25 May 2009.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM (RMB0.88034 equivalent to HK$1.00).

According to the Law on Corporate Income Tax of the People’s Republic of China and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before

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distributing the 2008 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be distributed by the Receiving Agent on or before Monday, 3 August 2009. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2008 final dividend to the shareholders of A shares.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 25 May 2009

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors: Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors: Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors: Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore

Note: the qualifications of Mr. Sun Changji and Mr. Bruce Douglas Moore are subject to the approval of CIRC